Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

Alianza Minerals Reviews 2017 Exploration Work and Outlines 2018 Plans

Vancouver B.C. – February 21, 2018 - Alianza Minerals Ltd. (TSXV:ANZ) (“Alianza” or the “Company”) is pleased to provide a summary of work completed in 2017 and plans for 2018. Alianza remains focussed on advancing its projects in favourable mining jurisdictions and optioning out drill ready projects to partners. In addition to work programs in Peru and Nevada, the Company is planning to advance its projects in Yukon Territory and is actively assessing new opportunities in all three jurisdictions.

Nevada, USA

Alianza contracted Big Rock Exploration, LLC of Minneapolis, MN, to complete exploration on Alianza’s Horsethief, Bellview and BP gold projects. Work included additional data compilation, mapping and sampling and claim staking.  At Horsethief the property size was doubled, drill targets were identified, and the necessary permits were obtained to test these targets in 2018.

In 2017, Alianza leased the Ashby project to Nevada Canyon Resources. The Ashby property covers the Lazy Man Mine, where approximately 10,000 oz of gold was recovered from numerous shafts dating back to the 1930s. Nevada Canyon incorporated the Ashby into its Garfield Flats program and is conducting prospecting, geological mapping, to identify drill targets.

In 2018, Alianza will continue to focus on the sediment-hosted gold component of the exploration portfolio, marketing the Bellview Gold Project to partners for further exploration work which would lead to a drill program. Further mapping and sampling and geophysical surveys are slated for the BP project in order to define drill targets. At Horsethief, the Company is actively engaged with potential partners and is preparing for a drill program.

Peru

During 2017, management focussed on marketing the drill-ready Yanac Copper Project. Several site visits were completed with potential partners who are reviewing the targets generated from work completed by Cliffs Natural Resources Inc. (“Cliffs”) under an exploration alliance. Cliffs’ work outlined a 900 by 900 metre area of anomalous copper and molybdenum-in-rock geochemistry within a larger area of porphyry-style alteration. Yanac is road accessible and is located 60 km inland from the Pacific coast and within 80 km of port facilities.

Alianza completed a geological review of the La Estrella gold-silver project in 2017, with a renewed focus on silver mineralization. Drilling at La Estrella has outlined disseminated gold-silver mineralization over an area 1,800 by 500 metres in size, with intersections such as 0.40 g/t gold and 30.40 g/t silver over 215 metres (including 43.5 m of 1.13 g/t gold and 101.78 g/t silver). A subsequent Induced Polarization (IP) survey indicated the target area may extend to 2,500 metres in length with a second, untested target 1,200 by 400 metres in size identified northwest of the drilled area. A high-grade silver target may also exist at La Estrella, with the latest drilling intersecting 11 metres of 311.2 g/t silver and 0.59 g/t gold. These results have not been followed up and future programs will focus on identifying controls on higher grades of gold, and particularly silver mineralization.

Management has been marketing the project to prospective partners and will continue to do so in 2018.

The Company acquired five early-stage properties through staking that have potential for zinc mineralization. These projects are being assessed for their potential and prioritized for further exploration in 2018.

Alianza continues to hold its 1.08% NSR royalty on the Pucarana project adjoining the Orcopampa (Chipmo) Gold Mine in Central Peru. Compania de Minas Buenaventura has produced over 4.8 million ounces of gold at this operation since production started in 1967. Current development is trending towards Pucarana, and management believes that mineralization may continue onto the Pucarana property.

Yukon Territory, Canada

Alianza has been actively assessing the next stages of work for its five Yukon projects. Alianza’s Yukon projects target precious and base metals and varied deposit types, including carbonate-replacement (Tim Property, high-grade silver, lead, zinc in southern Yukon), VMS (Mor Property, gold-silver-base metal drill intersections in southern Yukon), gold (White River, high grade gold-silver+copper in southwest Yukon) and porphyry copper-gold (Prospector Mountain, central Yukon).  Management is prioritizing these projects for option/jv and where appropriate, programs to upgrade targets to drill-ready status in 2018.

The Company’s most advanced Yukon project is the Goz Creek Zinc Project, 180 km northeast of Mayo, YT. Goz Creek is a Mississippi Valley Type (“MVT”) zinc-silver target where drilling in 2008 intersected 13.55% zinc and 29.88 g/t silver over 40.68 metres. A historical resource estimate from the 1970s estimated almost 2.9 million tons grading 11.25% zinc.  The Company does not consider this historical resource estimate current and it should not be relied upon. Significant potential for expansion is evident but it is unlikely that Alianza will perform any exploration at the project until the Yukon Government settles the land-use issues present in the Peel Watershed region of Yukon, where the project is located. Management feels the potential value of the historic resource and its excellent exploration potential is worth holding until the government resolves the outstanding land-use issues.

Mexico - Royalties

Alianza continues to hold 1% royalties, each capped at $1 million, on three prospective gold projects currently held by Almadex Minerals Ltd.

General Activities

Alianza is also assessing new projects in current and new mining friendly jurisdictions for acquisition. As new projects are acquired and others advanced, Alianza plans to assess all projects in view of rising metal prices, such as the gold, silver, zinc and copper prices, and to be very opportunistic in its activities in 2018.

Alianza would also like to recognize the excellent work done by its key geological exploration teams in Peru and North America. These areas have experienced geologists focussed on finding, assessing, and advancing projects. The work and experience of these teams is key for Alianza to make discoveries of economic mineral deposits.

About Alianza Minerals Ltd.

Alianza increases the chances of success in mineral exploration by using the “Prospect Generator” business model, focussing on gold and copper exploration in Latin America and Nevada.

The Company has 35.4 million shares issued and outstanding, and is listed on the TSX Venture Exchange (TSX-V: ANZ).  Mr. Jason Weber, BSc, P.Geo., Alianza’s President and CEO is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO Sandrine Lam, Shareholder Communications Tel: (604) 687-3520 Fax: (888) 889-4874 To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.